0-29976

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

02051491

PE 7-1-02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of July, 2002

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ________

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes X No ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION
(Registrant)

Date: July 30, 2002

by: [signature]
(Lana Bea Turner, Secretary)*

***Print the name and title of the signing officer under his signature.**

#0-29976

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

_______________ Schedule A

_______________ Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2002/05/31
Date of Report:	2002/07/24

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

_______________	Gordon Sales	2002/07/29
_______________	Geoffrey Caine	2002/07/29

CRYSTAL GRAPHITE CORPORATION

(Formerly IMP Industrial Mineral Park Mining Corporation)

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

31 May 2002

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

NOTICE TO READER

We have compiled the interim balance sheet of Crystal Graphite Corporation as at 31 May 2002 and the interim statements of shareholders' equity, loss and cash flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

The comparative figures have been prepared by management.

Langley, B.C.
24 June 2002

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

Crystal Graphite Corporation
(Formerly IMP Industrial Mineral Park Mining Corporation)
(An Exploration Stage Company)

Statement 1

Interim Balance Sheet

As at 31 May
Canadian Funds
Unaudited - See Notice to Reader

ASSETS		31 May 2002		31 August 2001 *(Audited)*		31 May 2001 *(Prepared by Management)*
Current						
Cash and term deposits	**$**	**1,236,590**	$	3,939,588	$	4,942,201
GST receivable		**202,053**		112,006		69,503
Advances to employees		**3,817**		7,467		6,483
Promissory notes receivable *(Note 4)*		**-**		81,640		76,920
Due from related parties *(Note 9)*		**-**		118,262		118,076
Prepaid expenses and deposits		**28,720**		52,014		47,583
		1,471,180		4,310,977		5,260,766
Investments *(Note 4 and 5)*		**406,875**		400,000		400,000
Mineral Property Costs - *Schedule (Note 6)*		**6,483,058**		5,008,725		4,308,564
Capital Assets *(Note 7)*		**1,279,322**		1,304,698		1,099,393
Reclamation Bonds		**51,500**		46,023		46,023
	$	**9,691,935**	$	11,070,423	$	11,114,746

LIABILITIES						
Current						
Accounts payable and accrued liabilities	**$**	**247,112**	$	435,773	$	300,275

Continued Operations *(Note 1)*

Commitments *(Note 10)*

Contingent Liability *(Note 11)*

SHAREHOLDERS' EQUITY						
Share Capital - *Statement 2 (Note 8)*		**17,894,782**		17,894,782		17,758,152
Deficit - *Statement 2*		**(8,449,959)**		(7,260,132)		(6,943,681)
		9,444,823		10,634,650		10,814,471
	$	**9,691,935**	$	11,070,423	$	11,114,746

ON BEHALF OF THE BOARD:

______________________________, Director

______________________________, Director

- See Accompanying Notes -

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 2

Interim Statement of Shareholders' Equity

Canadian Funds

Unaudited - See Notice to Reader

	Common Shares						
	Number		Amount		Accumulated Deficit		Total
Balance - 31 August 1999	6,988,336	$	6,844,705	$	(4,621,469)	$	**2,223,236**
Issuance of shares for:							
- Private placement	6,550,000		4,192,000		-		**4,192,000**
- Exercise of options	280,000		151,200		-		**151,200**
- Exercise of warrants	288,000		167,100		-		**167,100**
- Settlement of debentures	841,982		505,186		-		**505,186**
Cancellation of escrow shares	(421,875)		-		-		-
Allotment of shares for:							
- Exercise of options	180,000	1	97,200		-		**97,200**
- Exercise of warrants	6,645,541		5,360,598		-		**5,360,598**
Loss for the year	-		-		(273,947)		**(273,947)**
Balance - 31 August 2000	21,351,984		17,317,989		(4,895,416)		**12,422,573**
Issuance of shares for:							
- Exercise of options	200,000		118,000		-		**118,000**
- Exercise of warrants	565,059		322,163		-		**322,163**
Loss for the period	-		-		(2,048,265)		**(2,048,265)**
Balance - 31 May 2001	22,117,043		17,758,152		(6,943,681)		**10,814,471**
Issuance of shares for:							
- Exercise of warrants	237,671		136,630		-		**136,630**
Loss for the period	-		-		(316,451)		**(316,451)**
Balance - 31 August 2001	22,354,714		17,894,782		(7,260,132)		**10,634,650**
Loss for the period	-		-		(1,189,827)		**(1,189,827)**
Balance - 31 May 2002	22,354,714	$	17,894,782	$	8,449,959	$	**9,444,823**

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 3

Interim Statement of Loss

Canadian Funds
Unaudited - See Notice to Reader

	Nine Months Ended 31 May 2002	Three Months Ended 31 May 2002	Nine Months Ended 31 May 2001	Three Months Ended 31 May 2001
General and Administrative Expenses				
Legal fees	$ 312,530	$ 70,833	$ 66,094	$ 17,643
Wages, benefits and subcontractors	285,482	95,974	169,493	75,542
General and administrative	120,556	54,399	72,616	31,411
Travel	119,609	51,030	74,439	27,005
Marketing	114,318	39,531	127,681	23,952
Shareholders' information and investor relations	76,030	32,444	83,545	5,565
Accounting and audit fees	73,832	6,432	6,525	-
Occupancy costs	44,370	15,007	35,003	9,478
Listing and filing fees	6,799	1,621	5,209	-
Amortization	6,661	2,533	-	-
Advertising and promotion	6,507	-	2,329	1,134
Consulting fees	400	-	101,943	-
Transfer agent fees, *net of recovery*	(976)	(1,153)	14,803	2,233
Loss Before the Following	1,166,118	368,651	759,680	193,963
Write-down of investments	81,410	81,410	-	-
Write-off of exploration costs on outside properties and properties abandoned	-	-	1,810,679	424,678
Interest, *net*	(48,488)	(6,552)	(268,625)	(73,778)
Loss (gain) on foreign exchange	(9,213)	35,176	(253,469)	6,619
Loss for the Period	$ 1,189,827	$ 478,685	$ 2,048,265	$ 551,482
Loss per Share - Basic and Diluted	$ 0.05	$ 0.02	$ 0.09	$ 0.02

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 4

Interim Statement of Cash Flows

Canadian Funds

Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	Nine Months Ended 31 May 2002	Three Months Ended 31 May 2002	Nine Months Ended 31 May 2001	Three Months Ended 31 May 2001
Operating Activities				
Loss for the period	$ (1,189,827)	$ 478,685	$ (2,048,265)	$ (551,482)
Items not affecting cash				
Write-down of investments	81,410	81,410	-	-
Write-off of exploration costs on outside properties and properties abandoned	-	-	1,810,679	424,678
Amortization	6,661	2,533	-	-
	(1,101,756)	(394,742)	(237,586)	(126,804)
Investing Activities				
Mineral property costs	(1,474,333)	(373,484)	(3,401,087)	(819,618)
Prepaid deposit	-	-	100,000	-
Reclamation bond	(5,477)	-	-	-
Item not affecting cash				
Amortization	117,467	39,744	75,003	36,820
Changes in non-cash working capital	(251,764)	(22,897)	153,018	173,854
	(1,614,107)	(356,637)	(3,073,066)	(608,944)
Promissory notes receivable	(6,645)	-	(76,920)	(39,920)
Long-term investments	-	-	(400,000)	(400,000)
Purchase of capital assets	(98,752)	(7,271)	(802,514)	(301,224)
	(1,719,504)	(363,908)	(4,352,500)	(1,350,088)
Financing Activities				
Share capital - Issuance of shares	-	-	5,897,961	54,000
- Allotment of shares	-	-	(5,457,798)	-
	-	-	440,163	54,000
Debentures	-	-	(31,641)	-
Due to (from) related parties	118,262	-	(118,076)	(23,076)
	118,262	-	290,446	30,924
Net Decrease in Cash	(2,702,998)	(758,650)	(4,299,640)	(1,445,968)
Cash position - Beginning of period	3,939,588	1,995,240	9,241,841	6,388,169
Cash Position - End of Period	$ 1,236,590	$ 1,236,590	$ 4,942,201	$ 4,942,201

Supplemental Schedule of Non-Cash Transactions				
Shares received for settlement of debt	$ 88,285	$ 88,285	$ -	$ -

Crystal Graphite Corporation
(An Exploration Stage Company)

Schedule

Interim Schedule of Mineral Property Costs

For the Three Months Ended 31 May
Unaudited - See Notice to Reader

	31 May 2002	31 August 2001 *(Audited)*	31 May 2001 *(Prepared by Management)*
Direct - Mineral			
Black Crystal Property, Nelson, B.C.			
Acquisition costs			
Option payments	$ -	$ 100,000	$ -
Staking	-	21,927	-
	-	121,927	-
Deferred exploration costs			
Field and general	**298,390**	288,209	207,395
Wages, benefits and subcontractors	**198,716**	161,596	103,474
Mining engineering and planning	**178,071**	122,518	85,853
Repairs and maintenance	**141,931**	160,700	58,156
Transportation and hauling	**123,196**	131,049	131,049
Geology and geological engineering	**122,570**	209,414	140,269
Amortization	**117,467**	120,155	75,003
Environmental engineering	**49,134**	159,308	142,450
Travel, meals and accommodation	**36,876**	34,741	23,193
Laboratory and assay	**35,400**	120,813	92,513
Drilling	**34,928**	188,540	121,655
Crushing, screening and grinding	**29,101**	65,171	52,031
Telecommunications	**27,368**	30,653	14,461
Powerlines	**17,000**	228,292	227,258
Surveying	**14,084**	65,809	53,178
Mine site security	**12,596**	16,433	14,150
Health and safety	**12,274**	18,998	12,052
Freight	**9,268**	15,493	11,272
Mine administration	**8,893**	16,769	18,035
Electrical engineering	**7,070**	13,981	6,961
	1,474,333	2,168,642	1,590,408
General exploration and property examinations			
Bolivia			
Travel	-	300,856	276,320
Consulting	-	61,150	61,150
	-	362,006	337,470
Madagascar			
Travel	-	402,232	402,232
China/Russia			
Travel	-	961,202	959,640
Consulting	-	111,337	111,337
	-	1,072,539	1,070,977
Costs for the Period	**1,474,333**	4,127,346	3,401,087
Balance - Beginning of period	**5,008,725**	2,718,156	2,718,156
Write-off of exploration costs on outside properties and properties abandoned	-	(1,836,777)	(1,810,679)
Balance - End of Period	**$ 6,483,058**	$ 5,008,725	$ 4,308,564

- See Accompanying Notes -

1. Continued Operations

The company is an exploration stage company that engages principally in the acquisition, exploration and development of resource properties. As an exploration stage company, it is currently unable to self-finance its operations. In addition, as at the report date, the company is suspended from trading its shares on the TSX Venture Exchange ("TSX - Venture") *(Note 13)*. As discussed in the following notes to the financial statements, the recovery of the company's investment in its resource properties is dependent upon the discovery, development and sale of ore reserves, resumption of trading on the TSX Venture and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2. Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application of the most recent annual financial statements. These financial statements should be read in conjunction with the audited financial statements as at 31 August 2001

3. Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST receivable, advances to employees, investments and accounts payable. Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market in U.S. dollars. The company's costs are incurred in Canadian and U.S. currencies. As at 31 May 2002, the company also had a significant amount of cash held in U.S. currency. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Promissory Notes Receivable

The company had promissory notes receivable in the amount of U.S. $50,000, (31 August 2001 and 31 May 2001 - U.S. $50,000) due from an unrelated public company. The notes bear interest at 10% per annum and were due in full, including interest, on or before 1 May 2002.

By letter agreement dated 4 April 2002, the company accepted a shares for debt proposal in full settlement of the promissory notes and accrued interest which totalled $88,285 as at 28 February 2002. The company received 137,500 shares of the public company which have been recorded at their fair market value of $6,875, resulting in a write-down of investments of $81,410. The shares are restricted from trading until March 2003.

5. Investments

During the prior fiscal year, the company purchased 100,000 common shares of a private Alberta company ("ALCO") for $400,000, representing a 6.53% interest. ALCO is involved in the oil and gas sector and is negotiating an interest or royalty in certain properties located in the Yukon Territory. ALCO has an agreement with a First Nations group. Although certain lands for the project have been identified, the total exact lands which would be claimed by the First Nations group is uncertain. In addition, the company may renegotiate its working interest into a royalty interest. Consequently, final details are subject to negotiations with First Nations group and the Federal government.

This investment has been recorded at cost, as the company holds 6.53% of ALCO at 31 May 2002, and 31 August 2001.

6. Mineral Property Costs

a) Details are as follows:

		31 May 2002		31 August 2001 *(Audited)*		31 May 2001 *(Prepared by Management)*
Black Crystal Property, Nelson, B.C.						
Acquisition costs	**$**	**618,927**	$	618,927	$	497,000
Exploration costs		**5,864,131**		4,389,798		3,811,564
	$	**6,483,058**	$	5,008,725	$	4,308,564

b) By agreement dated 10 January 1995 and subsequently amended, the company acquired a 100% interest in certain mineral claims known as the Black Crystal Graphite property, located in the Slocan Mining Division in British Columbia.

As consideration, the company, fulfilled the following conditions:

- Issued 800,000 shares (issued in a prior year based on the original agreement at a value of $284,000, being the exploration expenses incurred by the vendors on the property)
- Completed a private placement of 6,550,000 units for proceeds of $4,192,000 *(Note 8b)*
- Made a payment of $200,000 upon signing the amended agreement
- Made a payment of $100,000 on or before 25 August 2001

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000. The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

The agreement was made with a former officer and director and a company controlled by a former officer and director and has accordingly been treated as a related party transaction.

6. Mineral Property Costs - *Continued*

c) By agreement dated 8 May 2001 and amended 5 November 2001, the company was granted an option until 31 December 2002, to acquire a registered interest that allows the company to mine, extract and process any and all graphite material on certain of the optionor's property in the Slocan Valley, B.C., which is adjacent to the company's Black Crystal Graphite property.

The option period gives the company the opportunity to complete exploration, bulk sample testing and any other due diligence deemed necessary on the optionor's property. If the company exercises the option, the company will receive exploration rights for a period of five years which will commence upon the issuance of a mines permit. The initial term will be renewable twice, for five years each, at the election of the company.

Upon exercising the option, the company will advance the optionor U.S. $40,000 toward the first royalty payment. The royalty payment for the graphitic material extracted will be U.S. $4 per bank cubic metre for the first 24 months (from the date of issuance of a mines permit), and thereafter will be adjusted quarterly based on the average selling price of graphite.

In addition, upon exercising of the option, the company grants the optionors the right to mine and extract gems on certain of the optionee's property in the Slocan Valley for a net smelter return of 3% on the same terms as the primary option to the optionee.

7. Capital Assets

Capital assets are recorded at cost. Details are as follows:

	Cost	Accumulated Amortization	**31 May 2002 Net Book Value**	31 August 2001 Net Book Value
Pilot Plant	$ 1,410,352	$ 683,885	**$ 726,467**	$ 726,467
Machinery and equipment	767,714	441,052	**326,662**	317,060
Technical instruments	140,678	44,775	**95,903**	107,834
Buildings	126,018	58,818	**67,200**	86,164
Vehicles	62,458	45,826	**16,632**	21,444
Office furniture	29,937	6,925	**23,012**	20,343
Computer hardware	35,990	14,142	**21,848**	19,861
Computer software	11,378	9,780	**1,598**	5,525
	$ 2,584,525	$ 1,305,203	**$ 1,279,322**	$ 1,304,698

8. Share Capital

a) Details are as follows:

	Cumulative Number of Shares		Cumulative Amount	
	31 May 2002	31 August 2001	**31 May 2002**	31 August 2001
Authorized:				
250,000,000 shares without par value				
Issued and fully paid:				
For cash	**20,114,047**	20,114,047	**$ 16,359,656**	$ 16,359,656
For property and equipment	**948,889**	948,889	**558,500**	558,500
Settlement of debt	**1,291,778**	1,291,778	**992,714**	992,714
Finders fee for share issuance	**-**	-	**(16,088)**	(16,088)
Total	**22,354,714**	22,354,714	**$ 17,894,782**	$ 17,894,782

On 6 November 2000 the Company increased the authorized shares to 250,000,000 common shares without par value.

b) On 28 August 2000, the company issued 6,550,000 units by private placement to a U.S. private company ("controlling shareholder"). Each unit consisted of one common share and one non-transferable common share purchase warrant. Gross proceeds of the issue was $4,192,000 *(Note 6b)*. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of $0.81 expiring 17 August 2002.

On 31 August 2000, 6,550,000 shares were allotted for cash proceeds of $5,305,500 by the exercise of the above warrants. These shares were issued on 14 September 2000.

All shares issued by this private placement had a one year hold period on trading.

As at 31 May 2002, the controlling shareholder had a 50.84% (31 August 2001 - 50.84%) interest in the company.

On 4 March 2002, the company received an injunction prohibiting all dealing in and preventing all voting of the controlling shareholder's shares *(Note 11)*.

8. Share Capital - *Continued*

c) As at 31 May 2002, the following share purchase options and warrants were outstanding:

	Shares		Exercise Price	Expiry Date
Options	25,000		$ 0.81	23 May 2006
	50,000		$ 1.08	13 August 2006
	670,000	(i)	$ 0.68	29 October 2006
	545,000	(ii)	$ 0.68	29 October 2006
	1,290,000			
Warrants	472,845		$ 0.70	10 August 2002

(i) During the period, these options were repriced and extended from prices ranging from $0.70 - $1.00 to $0.68 and dates ranging from 3 March 2002 - 23 January 2006 to 29 October 2006. They have been presented at the amended price and expiry date.

(ii) During the period, the company granted 540,000 share purchase options to directors, officers, employees and consultants at an exercise price of $0.68, expiring in five years.

9. Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a) The amounts due from related parties are non-interest bearing. During the period, the company received full payment for all outstanding amounts.

b) During the period, fees for consulting services in the amount of U.S. $39,000 (31 August 2001 - U.S. $65,000) were paid to a company controlled by a director of the company.

c) During the period, wages of $235,318 (31 August 2001 - $197,449) were paid or accrued to a director and two officers of the company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Commitments

a) By agreement dated 16 August 2001, the company entered into a lease for premises expiring 13 November 2003. Minimum basic rent is as follows:

		Amount
2002	$	34,584
2003		34,584
2004		8,646
	$	77,814

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

10. Commitments - *Continued*

b) The company has lease agreements for office equipment and a vehicle with terms of 5 years and 3 years respectively. Minimum basic charges are as follows:

		Amount
2002	$	15,413
2003		15,413
2004		9,262
2005		8,703
2006 (and thereafter)		1,451
	$	50,242

c) By agreement effective 1 June 2001, the company entered into an agreement for financial advisory services. Compensation is a monthly fee of $7,200 per month. The term of this agreement commenced on 1 June 2001 was to terminate on 31 December 2001 unless mutually extended by the parties.

By agreement dated 1 November 2001, the company extended the financial advisory services agreement to July 2002. The company agreed to pay a minimum retainer of $2,500 and to pay a success fee of 6.5% of gross funds raised by equity financing by the advisor and 2.5% of the gross amount raised through the issuance of debt. The advisor is also entitled to 25,000 stock options expiring 24 months from date of grant at regulatory determined rates.

11. Contingent Liability

During the prior fiscal year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. ("KAK"), the majority shareholder of the company) by the trustee of Evergreen Security Ltd., which is a U.S. Company in bankruptcy protection.

The trustee is attempting to seek from the defendants the return of the value of funds or assets. They hold that transfers allegedly made, or indirectly made, to the defendants may be recoverable under U.S. bankruptcy law if made within certain time frames and under certain circumstances prior to the bankruptcy. The company has engaged U.S. counsel to advise the company to defend against this action and has been advised that such an action may not be applicable to the company.

During the period, the company negotiated a standstill agreement with the trustee who was seeking an injunction with respect to the funds received by the company from KAK. The trustee has agreed to work with the company to resolve the issues and transfer ownership of the shares in a timely and orderly manner.

---

11. Contingent Liability - *Continued*

As part of the standstill agreement, the trustee has the right, subject to regulatory approval to:

(i) Nominate a person for appointment to the Board of Directors (as at the report date, no nomination has been made).

(ii) Have an option, or right of first refusal, to purchase a pro rate portion of any future issuances of shares to permit the trustee to elect to maintain its proportionate interest presently owned through the KAK stock position.

The company applied for and received an order on 4 March 2002 for a receiver of the KAK shares from the Supreme Court of B.C. That order provides, amongst other items, the following:

a) an injunction prohibiting all dealing in the KAK shares (this parallels an injunction acquired by the Trustee in the U.S. in 2001);

b) an injunction preventing all voting of the KAK shares until further court order (effectively until U.S. proceedings have determined the lawful ownership of the same or KAK has agreed to deliver the shares to the Trustee).

No amount has been accrued in the accounts of the company because the outcome of the claim cannot be determined at this time and because management feels that the claim is without merit.

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12. Income Taxes

The company has incurred certain resource-related expenditures of approximately $6,800,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The potential future tax benefits of these resource expenditures have not been reflected in the accounts of the company.

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13. Name Change

On 6 November 2000, the company changed its name from IMP Industrial Mineral Park Mining Corporation to Crystal Graphite Corporation. The new trading symbol on the TSX-Venture is CGH.

The company is currently suspended from trading its shares on the TSX-Venture. The shares were cease traded by the B.C. Securities Commission (the "Commission") on 25 January 2002. On 4 February 2002, the cease trade order was varied by the Commission upon notification that all required filings were made, however, company shares remain suspended from trading by the TSX-Venture, pending clarification of company matters including the appointment of a receiver over the KAK stock *(Note 11)*.

---

14. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation used in the current period.

15. Segmented Information

The company has one operating segment, which is the exploration and development of mineral properties. The company's principal operations during the period ended 31 May 2002 were primarily carried out in Canada. All of the investment income is earned in Canada. Details on a geographic basis are as follows:

31 May 2002	**Canada**	**Bolivia**	**Madasgascar**	**China / Russia**	**Total**
Assets	**$ 9,691,935**	**$ -**	**$ -**	**$ -**	**$ 9,691,935**
Capital Expenditures	**$ 1,719,504**	**$ -**	**$ -**	**$ -**	**$ 1,719,504**
Loss for the period	**$ 1,189,827**	**$ -**	**$ -**	**$ -**	**$ 1,189,827**

31 May 2001	Canada	Bolivia	Madasgascar	China / Russia	Total
Assets	$ 11,114,746	$ -	$ -	$ -	$ 11,114,746
Capital Expenditures	$ 2,541,821	$ 337,470	$ 402,232	$ 1,070,977	$ 4,352,500
Loss for the period	$ 237,586	$ 337,470	$ 402,232	$ 1,070,977	$ 2,048,265

16. Restatement of Prior Periods

The 31 May 2001 figures presented for comparative purposes have been restated by management as a result of errors discovered in the originally filed financial statements.

The Summary Balance Sheet and Statement of Loss and Deficit are presented below with the originally filed figures and the restated figures as well as the net change in each category.

16. Restatement of Prior Periods - *Continued*

SUMMARY BALANCE SHEET

ASSETS	31 May 2001 (Prepared by Management, As Originally Filed)	31 May 2001 (Prepared by Management, Restated)	Change Increase (Decrease)
Current Assets	$ 5,225,590	$ 5,260,766	$ 35,176
Project Advances	1,797,398	-	(1,797,398)
Investment	60,000	400,000	340,000
Mineral Property Costs	5,137,146	4,308,564	(828,582)
Capital Assets	375,246	1,099,393	724,147
Other	46,023	46,023	-
	$ 12,641,403	$ 11,114,746	$ (1,526,657)
LIABILITIES			
Current Liabilities	$ 315,168	$ 300,275	$ (14,893)
SHAREHOLDERS' EQUITY			
Share Capital	17,721,152	17,758,152	37,000
Deficit	(5,394,917)	(6,943,681)	(1,548,764)
	12,326,235	10,814,471	(1,511,764)
	$ 12,641,403	$ 11,114,746	$ (1,526,657)

SUMMARY STATEMENT OF LOSS & DEFICIT	31 May 2001 (Prepared by Management, As Originally Filed)	31 May 2001 (Prepared by Management, Restated)	Change Increase (Decrease)
General and administrative expenses	$ 581,489	$ 759,680	$ 178,191
Write-off of exploration costs on outside properties and properties abandoned	-	1,810,679	1,810,679
Interest, *net*	(163,233)	(268,625)	(105,392)
Gain on foreign exchange	-	(253,469)	(253,469)
Loss for the Period	418,256	2,048,265	1,630,009
Deficit - Beginning Balance	4,976,661	4,895,416	(81,245)
Deficit - Ending Balance	$ 5,394,917	$ 6,943,681	$ 1,548,764

16. Restatement of Prior Periods - *Continued*

Explanations of the material changes, which relate to errors in the prior period, by category are as follows:

a) Current Assets increased by $35,176 due to the recording of accrued interest of $108,900, a gain on foreign exchange of $200,091 and a net decrease of other current assets of $273,815, as a result of reclassifying certain items as long-term assets.

b) Project advances were written off during the period as the projects under review were subsequently abandoned.

c) Mineral Property Costs decreased by $828,582, mainly being items reclassified as capital assets.

d) Capital Assets increased by $724,147. This amount reflects asset purchase of $799,150 net of amortization of $75,003. These costs were incorrectly recorded as Mineral Property Costs on the original financial statements.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

	Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2002/05/31
Date of Report:	2002/07/24

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2002/07/29
"Geoffrey Caine"	Geoffrey Caine	2002/07/29

SCHEDULE B

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

See interim financial statements for details.

2. RELATED PARTY TRANSACTIONS

See interim financial statements for details.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a) Securities issued:

NONE

b) Options granted:

Date Granted	Number	Description of Optionee	Exercise Price	Expiry Date
29 October 2001	545,000	Directors, officers, employees and consultants	$ 0.68	29 October 2006

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a) Authorized share capital:

Number	Class of Shares
250,000,000	common

b) Shares issued and outstanding:

Number	Amount
22,354,714	$ 17,894,782

c) Options, warrants and convertible securities outstanding:

	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	25,000	$ 0.81	23 May 2006
	50,000	$ 1.08	13 August 2006
	1,215,000	$ 0.68	29 October 2006
Warrants	472,845	$ 0.70	10 August 2002

d) Shares subject to escrow or pooling agreements.

NONE

5. NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales, President and Director
Ted Nunn, Chief Operating Officer
Geoffrey Caine, Director
Barrett Sleeman, Director
Richard Ivy, Director
Lana Turner, Corporate Secretary

MANGEMENT DISCUSSION

Crystal Graphite Corporation
Quarter Ended May 31, 2002

Schedule "C":

Overview

Crystal Graphite Corporation is an exploration and development company based in Vancouver, British Columbia, Canada. The Company owns the Black Crystal Graphite Project that consists of a quarry operation and a beneficiation plant. The beneficiation plant has the potential to process up to 180,000 tonnes of graphite-bearing feed material for a year-round continuous operation. The quarry is a seasonal operation that operates from about June to November stockpiling graphitic material for plant feed. The Company has received a Mining Permit for the Black Crystal Project from the provincial government on July 5, 2002.

Plant testing commenced in August 2001 and continues to operate successfully. Three flake graphite products at 95%, 97.5% and 99% fixed carbon grade were processed and bagged with subsequent shipments to the United States and Japan for automotive applications and fuel cell bipolar plate testing.

Results of Operations

Quarter Ended May 31, 2002 Compared with Quarter Ended May 31, 2001.

The Company has restated the comparative quarter figures for the period ended May 31, 2001 and has filed same with the regulatory authorities. Through August 1999 to December 2001, the Company was initiating a specialized computer accounting system. We experienced several delays, lost data and data recovery. Therefore, we discovered that the previous November 30, 2000, February 28, 2001 and the May 31, 2001 quarters were misstated and we have amended and filed our financial statements for the above-mentioned quarters, to accurately record the transactions.

The Company incurred a net loss of $1,189,827 for the nine months ended May 31, 2002, as compared to the net loss of $2,048,265 for the nine months ended May 31, 2001. This decreased loss was a result of write off of exploration costs and properties abandoned in the quarter ended May 31, 2001. Legal fees increased to $312,530 for the quarter ended May 31, 2002 compared from $66,094, costs related to the KAK Investments Inc., situation. Accounting and auditing fees increased to $73,832 from $6,525 due to problems mentioned-above, discovered during our August 31, 2001 audited financial statements.

The Company has retained Boucher & Company to provide financial advisory services and has amended the terms from $7,200 per month to $2,500 until June 30, 2002. The Company has also retained J. Flatley to provide investor relations services for $5,000 per month, which is on a month-to-month basis effective January 1, 2002.

Liquidity and Capital Resources

Cash decreased to $1,236,590 as at May 31, 2002 as compared to $4,942,201 in May 31, 2001 as result of the on-going development of the plant site and quarry site.

On-going Operations

The Company reports that during the previous three months, CGC's permitted beneficiation plant continues to be undergoing modifications primarily increasing the fixed carbon grade to a maximum of 99% using mechanical rather than chemical methods. The introduction of two flotation columns and tables proved successful in achieving this very quality. The plant is operational with the new systems performing to expectations but requires major modifications to its screening systems. The plant is now preparing, for inventory purposes, tonnage of 95% graphitic carbon material and of 99% graphitic carbon, after an HCl acid leach, of market grade product.

There is presently adequate feed material in the plant stockpiles to allow the plant to produce its required tonnage of flake graphite as per its projected market requirements during the remainder of the 2002 calendar year. This feed material is from the two 10,000 tonne bulk samples (at an average grade of 3.8% of graphitic carbon) excavated from seven locations, which were approved by the Ministry of Energy and Mines from two different programs. During October of this year, an additional 18,000 tonnes of graphitic material is planned to be excavated from the first mining bench at the Hoder Creek quarry which is adequate plant feed for the winter operations.

The Company's plant is now operational to fixed carbon specifications for commercial production at a rate compatible to the Company's Year 2002 market projections. Because of the recession in the international steel market, the Company has had to concentrate its marketing matrix to the fuel cell, automotive, and carbon brush market resulting in a significant decline in its original plan of an initial production level of 250,000 tonnes of plant feed per year (300,000 tonnes of run-of-mine material) to a phased development approach based on shorter term market demand projections. Marketing of the Company's graphite product has begun in earnest with the recent receipt of the mine permit. Product marketing is being primarily supervised by Mr. R. Ivy, a member of the Company's board, through his expertise and long experience in marketing of industrial minerals. The Company has delivered several tonnes of product to potential customers for evaluation but cannot commence at a commercial production rate until modifications to its fine screening equipment is completed. The results from the fuel cell testing with CGC flake graphite has been extremely encouraging and confirms that the product is of high purity. There is no certainty that any orders will result from its endevours or that the Company's marketing plans will be realized.

Subsequent Events

The KAK problem, as disclosed in previous news releases dated August 16, 2001 and November 29, 2001, has caused the TSX Venture Exchange ("TSX-Venture") to keep the Company's shares in a suspended status as the TSX-Venture inquires into the affairs surrounding the KAK investment. The TSX-Venture has indicated that it requires confirmation by professional report of the status of the Company's property and requires understanding of the KAK situation. In order to try to provide full confidence and as there is debate whether the writers of the Company's reports constitute qualified persons under National Policy 43-101, the Company engaged AMEC E+S Service Limited of Vancouver, to provide specialists engineering service for the Black Crystal Project due diligence and NP 43-101 technical report. This report was completed on July 5, 2002, and has been forwarded to the TSX-Venture for comments, prior to dissemination on SEDAR. The Company is providing further information regarding KAK Investment Inc. to the TSX-Venture. The Company remains suspended on the TSX-Venture until completion of the review.

As of this date the following is the status of the KAK matter as the Company is able to report.

1. In late June of 2001, the Company became aware of allegations by a Trustee in bankruptcy for Evergreen Securities Ltd., a Florida corporation, and by the District Attorney for New York that the Company's controlling shareholder, KAK and its associates, had unlawfully derived the funds for KAK's investment in the Company from the assets of Evergreen Securities Ltd. Initially the Trustee had alleged in its preliminary judicial filings that the Company had or might have some involvement or accountability. After discussion between the parties and permission by the Company for the Trustee's professional advisers to conduct due diligence as to the status of the Company (including an independent property report), the Company and the Trustee entered into a stand-still agreement in November 2001, which provides for a cooperative relationship as disclosed in the Company's press release of November 29, 2001.

2. The Trustee had advised the Company since approximately November, 2001 that it anticipated delivery of the shares of the Company owned by KAK (the "KAK Shares") but early this year the Company was advised the anticipation failed. Accordingly, as the Company and the CDNX were concerned that the KAK Shares might be traded or misused, the Company applied for and received an order from the Supreme Court of BC on March 4, 2002 (the "Court Order") for a receiver of the KAK Shares. That Court Order provides in part as follows:

   (a) an injunction prohibiting all dealing in the KAK Shares;
   (b) an injunction preventing all voting of the KAK Shares until further court order;
   (c) an order requiring any parties in possession of the KAK Shares to deliver the same to the court receiver; and
   (d) granting the power to the receiver to find the KAK Shares and if not found, to cause the lost certificates to be cancelled and reissued into the custody of the receiver or the court.

The Court Order parallels an injunction acquired by the Trustee for Evergreen Securities Ltd. in the US in 2001. The Court Order is anticipated to remain in effect until US proceedings have determined the lawful ownership of the KAK Shares or KAK has agreed to deliver the KAK Shares to the Trustee. At this time, the Company believes it has reasonably done all it can to protect itself and the shareholders from the effects of the KAK problem.

On 7 March 2002, Edward J. Nunn, General Manager, submitted the Mine Permit Application to the British Columbia Ministry of Energy and Mines. The Company's marketing consultant has produced a revised market matrix which does not require the quarry to produce plant feed in excess of 250,000 tonnes per year in its initial production years which resulted in the mine plan presented to the Ministry of Energy and Mines falling under the production threshold of the reviewable Mining Projects given in the Environmental Assessment Act and was therefore not subject to the Environmental Assessment process. Because the presented plan is under this threshold plus the Company has completed the requirements for an application for a permit in excess of the threshold and has conducted its public meetings; few problems were experienced in the mine permit approval process.

As of 25 June 2002, the British Columbia Ministry of Energy and Mines granted Crystal Graphite Corporation (the "Company") two mining leases at its Black Crystal graphite property near Nelson, British Columbia. Mining Lease No. 392322 replaces Koch Creek Plant Claims 1 and 2, and covers the life-of-mine surface area for the processing plant, surface facilities, stockpiles and tailings disposal sites. The initial planned surface quarry area adjacent to Hoder Creek known as Molly claims 1 through 4 is replaced with Mining Lease No. 390937. These leases were issued for a term of 30 years and expire on 29 May 2032, with an option to renew at 30-year intervals.

On 4 July 2002, the company received Mining Permit No. M-211 from the British Columbia Ministry of Energy and Mines; and is issued pursuant to Section 10 of the Mines Act R.S.B.C. 1996, c.293. This permit contains the requirements of the Ministry of Energy and Mines for the work systems and reclamation, and is compatible with the requirements of other provincial ministries. The implementation of this Mining Permit allows CGC to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

As part of the terms of the Mining Permit, the Company is required to purchase a Reclamation Bond in the amount of CDN$385,000.

On Behalf of the Board of Directors

"Gordon J. Sales"

President